UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3
 (Amendment No. 3)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

PACIFIC AEROSPACE & ELECTRONICS, INC.

(Name of the Issuer)

PACIFIC AEROSPACE & ELECTRONICS, INC.
GSCP RECOVERY, INC.
GSC RECOVERY II, L.P.

(Names of Persons Filing Statement)

Common Stock, $.001 par value
CUSIP #693758104

Donald A. Wright	Philip Raygorodetsky
Chief Executive Officer and President	GSCP Recovery, Inc.
Pacific Aerospace & Electronics, Inc.	GSC Recovery II, L.P.
430 Olds Station Road, Third Floor	500 Campus Drive, Suite 220
Wenatchee, Washington 98801	Florham Park, New Jersey 07923
509-667-9600	973-437-1000

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e- 3(c)(Section 240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”)
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:     ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:     ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$140,000	$11.33

* The “Transaction Valuation” amount referred to above is approximately the product of 835,000, fractional shares of old common stock to be purchased and $0.168, the cash price per share to be paid for fractional shares of old common stock.

** In accordance with the Securities Act of 1934, as amended, the Filing Fee is determined by multiplying the Transaction Valuation by .0000809.

☑ Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $22.65
Form or Registration No.:     SC 13e-3; File No. 005-47828
Filing Party:     Pacific Aerospace & Electronics, Inc.
Date Filed:     September 18, 2003

INTRODUCTION

This Going-Private Transaction Statement (the “Statement”) is being filed jointly by PACIFIC AEROSPACE AND ELECTRONICS, INC., a Washington corporation (the “Company”), GSCP RECOVERY, INC., a Cayman Islands corporation (“GSCP Recovery”), GSC RECOVERY II, L.P., a Delaware limited partnership (“GSC Recovery II” and, together with GSCP Recovery, the “GSCP Entities”), MATTHEW C. KAUFMAN and PHILIP RAYGORODETSKY (the Company, the GSCP Entities, Matthew C. Kaufman and Philip Raygorodetsky, together, the “Filing Persons”), pursuant to Section 13(e) of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended and Rule 13e-3 thereunder in connection with a 1 for 11,000 reverse split of the Company’s common stock, par value $0.001 (the “Common Stock”), with a cash payment in lieu of fractional shares (the “Reverse Split”). This Statement is intended to satisfy the reporting requirements of Section 13(e) of the Exchange Act.

A definitive proxy statement of the Company relating to the solicitation of proxies for the Special Meeting of Shareholders (the “Proxy Statement”) is being filed concurrently with this filing. Except as otherwise set forth below, the information set forth in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference in response to the items of this Schedule 13e-3.

Item 1. SUMMARY TERM SHEET. The information required by this Item 1 is incorporated by reference to the section of the Proxy Statement captioned “SUMMARY TERM SHEET”.

Item 2. SUBJECT COMPANY INFORMATION. The information required by this Item 2 is incorporated by reference to the section of the Proxy Statement captioned “INFORMATION REGARDING THE COMPANY AND CERTAIN TRANSACTIONS”.

Item 3. IDENTITY AND BACKGROUND OF FILING PERSONS.

(a)	NAME AND ADDRESS. The Filing Persons include the subject company, Pacific Aerospace & Electronics, Inc., 430 Olds Station Road, Wenatchee, Washington 98801. The telephone number at the Company’s principal place of business is 509-664-8000. The additional Filing Persons are GSCP Recovery, Inc., GSC Recovery II, L.P., Matthew C. Kaufman and Philip Raygorodetsky. The address for GSCP Recovery, Inc., GSC Recovery II, L.P. and Philip Raygorodetsky is 500 Campus Drive, Suite 220, Florham Park, New Jersey 07923 and the telephone number at is 973-437-1000. The address for Matthew C. Kaufman is 12 E. 49th Street, New York, NY 10017 and his telephone number is 212-884-6200.

The executive officers of the Company are:

Donald Wright, Chief Executive Officer and President 430 Olds Station Road Wenatchee, Washington 98801 509-664-8000

Charles Miracle, Chief Financial Officer, Treasurer and Secretary 430 Olds Station Road Wenatchee, Washington 98801 509-664-8000

The members of the Board of Directors of the Company are:

Richard W. Detweiler 7777 Fay Avenue, Suite 200 La Jolla, CA 92037 858-459-2922

Gene Sharratt 430 Olds Station Road Wenatchee, Washington 98801 509-664-8000

Matthew C. Kaufman, Chairman 12 E. 49th Street New York, NY 10017 212-884-6200

Philip Raygorodetsky 500 Campus Drive, Suite 220 Florham Park, NJ 07932 973-437-1000

Donald Wright 430 Olds Station Road Wenatchee, Washington 98801 509-664-8000

The reporting persons for GSC Recovery II, L.P. are
GSC Recovery II GP, L.P.
GSC RII, L.L.C.
GSCP (NJ) Holdings, L.P.
GSCP (NJ), Inc.
Greenwich Street Capital Partners II, L.P.
GSCP Offshore Fund, L.P.
Greenwich Street Employees Fund, L.P.
Greenwich Fund, L.P.

TRV Executive Fund, L.P. Greenwich Street Investments II, L.L.C. GSCP (NJ), L.P. 500 Campus Drive, Suite 220 Florham Park, New Jersey 07932 973-437-1000

The reporting persons for GSCP Recovery Inc are:
Keith W. Abell
Alfred C. Eckert III
Robert A. Hamwee
Richard M. Hayden
Thomas V. Inglesby
Matthew C. Kaufman
Sanjay H. Patel
Christine K. Vanden Beukel
Andrew Wagner
c/o GSC Partners
500 Campus Drive, Suite 220
Florham Park, New Jersey 07932
973-437-1000

(b)	BUSINESS AND BACKGROUND OF ENTITIES.

          Greenwich Street Capital Partners II, L.P., Greenwich Fund, L.P., Greenwich Street Employees Fund, L.P., TRV Executive Fund, L.P. and GSC Recovery II, L.P. are Delaware limited partnerships which make investments for long-term appreciation. GSCP Offshore Fund, L.P. is a Cayman Islands exempted limited partnership which makes investments for long-term appreciation. GSCP Recovery, Inc. is a Cayman Islands corporation which makes investments for long-term appreciation. All of the outstanding capital stock of GSCP Recovery, Inc. is owned by Greenwich Street Capital Partners II, L.P., GSCP Offshore Fund, L.P., Greenwich Street Employees Fund, L.P., Greenwich Fund, L.P. and TRV Executive Fund, L.P. GSC Recovery II GP, L.P., a Delaware limited partnership, is the general partner of GSC Recovery II, L.P. GSCP (NJ), L.P., a Delaware limited partnership, is the manager of Greenwich Street Capital Partners II, L.P., GSCP Offshore Fund, L.P., Greenwich Fund, L.P., Greenwich Street Employees Fund, L.P. and TRV Executive Fund, L.P. GSCP (NJ), L.P. is also the manager of GSC Recovery II, L.P. GSCP (NJ), Inc., a Delaware corporation, is the general partner of GSCP (NJ), L.P. GSC RII, L.L.C., a Delaware limited liability company, is the managing member of GSC Recovery II GP, L.P. GSCP (NJ) Holdings, L.P., a Delaware limited partnership, is the general partner of GSC RII, L.L.C. Greenwich Street Investments II, L.L.C., a Delaware limited liability company, is the general partner of each of Greenwich Street Capital Partners II, L.P., TRV Executive Fund, L.P., Greenwich Street Employees Fund, L.P., GSCP Offshore Fund, L.P. and Greenwich Fund, L.P.

          None of the above reporting entities has been either (a) convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c)	BUSINESS AND BACKGROUND OF NATURAL PERSONS. The information required by this Item 3(c), as it relates to the Company, is incorporated herein by reference to the sections of the Proxy Statement captioned “ELECTION OF DIRECTORS”.

The following is the information required by this Item 3(c) for the reporting persons for GSCP Recovery: For the past five years, each of Mr. Abell, Mr. Eckert III, Mr. Hamwee, Mr. Inglesby, Mr. Kaufman, Mr. Patel, and Ms. Vanden Beukel has been a managing member of Greenwich Street Investments II, L.L.C., a managing director, executive officer and shareholder of GSCP (NJ), Inc. and a limited partner of GSCP (NJ), L.P. and GSCP (NJ) Holdings, L.P. Mr. Kaufman is also a director of the Company. Since 2000, Mr. Hayden has been a managing member of Greenwich Street Investments II, L.L.C., a managing director, executive officer and shareholder of GSCP (NJ), Inc. and a limited partner of GSCP (NJ), L.P. and GSCP (NJ) Holdings, L.P. During the past five years and prior to his engagement with GSC Partners, Mr. Hayden was retired, though he acted as an advisor to Goldman Sachs International of Peterborough Court, 133 Fleet Street, London EC4A 2BB, United Kingdom, an investment bank. Mr. Wagner joined GSC Partners in 2000, and since 2001 has been a managing member of Greenwich Street Investments II, L.L.C., a managing director, executive officer and shareholder of GSCP (NJ), Inc. and a limited partner of GSCP (NJ), L.P. and GSCP (NJ) Holdings, L.P. From 1995 to 2000, Mr. Wagner was a general partner and Chief Financial Officer of RFE Investment Partners of 36 Grove Street, New Canaan, CT 06840, a private equity investment firm.

Each director and executive officer of the Company and GSCP Recovery is a citizen of the United States. None of such persons has been either (a) convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(d)	TENDER OFFER. Not applicable.

Item 4. TERMS OF THE TRANSACTION.

(a)	MATERIAL TERMS.

1.	Tender Offers: Not applicable.

2.	Mergers or Similar Transactions: The following information is provided with respect to the Reverse Split:

i.	Description of the Transaction: The information required by this Item 4(a)(2)(i) is incorporated by reference to the sections of the Proxy Statement captioned “SUMMARY TERM SHEET”, “SPECIAL FACTORS RELATING TO THE REVERSE SPLIT”, “SPECIAL FACTORS RELATING TO THE REVERSE SPLIT - Fairness of the Reverse Split”, “SUMMARY OF THE GENERAL EFFECTS OF THE REVERSE SPLIT”, and “NO EXCHANGE OF STOCK CERTIFICATES REQUIRED”.

ii.	Consideration Offered to Security Holders: The information required by this Item 4(a)(2)(ii) is incorporated by reference to the sections of the Proxy Statement captioned “SUMMARY

TERM SHEET”, “SPECIAL FACTORS RELATING TO THE REVERSE SPLIT – Introduction and Background”, “SPECIAL FACTORS RELATING TO THE REVERSE SPLIT – Purposes and Reasons for the Proposed Reverse Split”, “SPECIAL FACTORS RELATING TO THE REVERSE SPLIT – Fairness of the Reverse Split”, and “SUMMARY OF THE GENERAL EFFECTS OF THE REVERSE SPLIT”.

iii.	Reasons for Engaging in the Transaction: The information required by this Item 4(a)(2)(iii) is incorporated by reference to the sections of the Proxy Statement captioned “SPECIAL FACTORS RELATING TO THE REVERSE SPLIT – Purposes and Reasons for the Proposed Reverse Split” and “SPECIAL FACTORS RELATING TO THE REVERSE SPLIT – Introduction and Background”.

iv.	Vote Required for Approval of the Transaction: The affirmative vote of the holders of a majority of the outstanding shares of the Company’s stock is required to approve the Reverse Split.

v.	Material Differences in Rights of Security Holders: The information required by this Item 4(2)(v) is incorporated by reference to the sections of the Proxy Statement captioned “SUMMARY TERM SHEET” and “SUMMARY OF THE GENERAL EFFECTS OF THE REVERSE SPLIT”.

vi.	Accounting Treatment: The information required by this Item 4(a)(2)(vi) is incorporated by reference to the section of the Proxy Statement captioned “SUMMARY OF THE GENERAL EFFECTS OF THE REVERSE SPLIT”. Further discussion of the accounting treatment of the Reverse Split would not be material to shareholders and therefore is not included.

vii.	Federal Income Tax Consequences of the Transaction: The information required by this Item 4(a)(2)(vii) is incorporated by reference to the section of the Proxy Statement captioned “FEDERAL INCOME TAX CONSEQUENCES”.

(b)	DIFFERENT TERMS. There are no items or arrangements in the transaction that treat any Common Stock holders differently from other Common Stock holders, although shareholders holding fewer than 11,000 shares of Common Stock immediately prior to the Reverse Split will cease to be shareholders of the Company and will receive cash in lieu of their fractional shares.

(c)	APPRAISAL RIGHTS. The Section of the Proxy Statement captioned “DISSENTERS’ RIGHTS” is incorporated herein by reference. In addition, shareholders should refer to the copy of the dissenters’ rights statute that is included as Appendix C to the Proxy Statement.

(d)	PROVISIONS FOR UNAFFILIATED SECURITIES HOLDERS. The Company has not made arrangements to provide unaffiliated shareholders with access to corporate files in connection with the Reverse Split but will consider written requests from shareholders for particular information.

(e)	ELIGIBILITY FOR LISTING OR TRADING. If the Reverse Split is effected, the Company will file an application with the Securities and Exchange Commission to suspend or terminate the registration of the Common Stock under the Exchange Act and will cause the listings of the Common Stock on the NASDAQ over the counter bulletin board to be terminated.

Item 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)	TRANSACTIONS. The information required by this Item 5(a) is incorporated by reference to the section of the Proxy Statement captioned “INFORMATION REGARDING THE COMPANY AND CERTAIN TRANSACTIONS – Certain Transactions”.

(b)	SIGNIFICANT CORPORATE EVENTS. The information required by this Item 5(b) is incorporated by reference to the section of the Proxy Statement captioned “INFORMATION REGARDING THE COMPANY AND CERTAIN TRANSACTIONS – Certain Transactions”.

(c)	NEGOTIATIONS OR CONTACTS. None.

(d)	AGREEMENTS INVOLVING THE SUBJECT COMPANY’S SECURITIES. The information required by this Item 5(d) is incorporated by reference to the section of the Proxy Statement captioned “INFORMATION REGARDING THE COMPANY AND CERTAIN TRANSACTIONS”.

Item 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	USE OF SECURITIES ACQUIRED. Outstanding shares of the Company’s existing Common Stock, par value $0.001, that would otherwise be converted into a fractional share of the Company’s New Common Stock will be canceled; otherwise, no securities will be acquired in the transaction.

(b)	PLANS.

(1)	There are no plans, proposals or negotiations that might result in any extraordinary transactions involving the Company or its subsidiaries, aside from the going private transaction described herein.

(2)	None.

(3)	None.

(4)	None.

(5)	None.

(6)	The Company’s Common Stock is not currently listed on an exchange or quoted on an automated quotation system operated by a national securities association. If the Reverse Split is approved, and the Company deregisters under the Exchange Act, the Company’s Common Stock will no longer be quoted on the NASDAQ over the counter bulletin board system.

(7)	If the Reverse Split is approved, the transaction will result in the securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Act.

(8)	If the transaction is approved, the Company’s obligation to file periodic reports under Section 15(d) of the Act will be suspended.

Item 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a)	PURPOSES. The information required by this Item 7(a) is incorporated by reference to the sections of the Proxy Statement captioned “SUMMARY TERM SHEET” and “SPECIAL FACTORS RELATING TO THE REVERSE SPLIT – Purposes and Reasons for the Proposed Reverse Split”.

(b)	ALTERNATIVES. The information required by this Item 7(b) is incorporated by reference to the sections of the Proxy Statement captioned “SUMMARY TERM SHEET” and “SPECIAL FACTORS RELATING TO THE REVERSE SPLIT – Evaluation of the Reverse Split Transaction by the Board of Directors”.

(c)	REASONS. The information required by this Item 7(c) is incorporated by reference to the sections of the Proxy Statement captioned “SUMMARY TERM SHEET” and “SPECIAL FACTORS RELATING TO THE REVERSE SPLIT – Purposes and Reasons for the Proposed Reverse Split”.

(d)	EFFECTS. The information required by this Item 7(d) is incorporated by reference to the sections of the Proxy Statement captioned “SUMMARY TERM SHEET”, “SPECIAL FACTORS RELATING TO THE REVERSE SPLIT – Purposes and Reasons for the Proposed Reverse

Split”, “SPECIAL FACTORS RELATING TO THE REVERSE SPLIT – Potential Disadvantages of the Reverse Split Transaction”, “SPECIAL FACTORS RELATING TO THE REVERSE SPLIT – Fairness of the Reverse Split” and “FEDERAL INCOME TAX CONSEQUENCES”.

Item 8. FAIRNESS OF THE TRANSACTION.

(a)	FAIRNESS. The information required by this Item 8(a) is incorporated by reference to the sections of the Proxy Statement captioned “SUMMARY TERM SHEET” and “SPECIAL FACTORS RELATING TO THE REVERSE SPLIT – Fairness of the Reverse Split”.

(b)	FACTORS CONSIDERED IN DETERMINING FAIRNESS. The information required by this Item 8(b) is incorporated by reference to the sections of the Proxy Statement captioned “SUMMARY TERM SHEET”, “SPECIAL FACTORS RELATING TO THE REVERSE SPLIT – Evaluation of the Reverse Split Transaction by the Board of Directors” and “SPECIAL FACTORS RELATING TO THE REVERSE SPLIT – Fairness of the Reverse Split”.

(c)	APPROVAL OF SECURITY HOLDERS. The transaction does not require the approval of a majority of the unaffiliated shareholders voting as a separate class. The transaction will require the majority of all outstanding shares of Common Stock to affirmatively vote in favor of the transaction.

(d)	UNAFFILIATED REPRESENTATIVE. The information required by this Item 8(d) is incorporated by reference to the section of the Proxy Statement captioned “SPECIAL FACTORS RELATING TO THE REVERSE SPLIT – Fairness of the Reverse Split”.

(e)	APPROVAL OF DIRECTORS. The information required by this Item 8(e) is incorporated by reference to the section of the Proxy Statement captioned “SPECIAL FACTORS RELATING TO THE REVERSE SPLIT – Fairness of the Reverse Split”.

(f)	OTHER OFFERS. The information required by this Item 8(f) is incorporated by reference to the section of the Proxy Statement captioned “INFORMATION REGARDING THE COMPANY AND CERTAIN TRANSACTIONS – Certain Transactions”.

Item 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)	REPORT, OPINION OR APPRAISAL. The information required by this Item 9(a) is incorporated by reference to the sections of the Proxy Statement captioned “SPECIAL FACTORS RELATING TO THE

REVERSE SPLIT – Introduction and Background” and “SPECIAL FACTORS RELATING TO THE REVERSE SPLIT – Fairness Opinion of Houlihan Lokey”

(b)	PREPARER AND SUMMARY OF THE REPORT, OPINION OR APPRAISAL. The information required by this Item 9(b) is incorporated by reference to the section of the Proxy Statement captioned “SPECIAL FACTORS RELATING TO THE REVERSE SPLIT – Fairness Opinion of Houlihan Lokey”.

(c)	AVAILABILITY OF DOCUMENTS. The information required by this Item 9(c) is incorporated by reference to the section of the Proxy Statement captioned “SPECIAL FACTORS RELATING TO THE REVERSE SPLIT – Fairness Opinion of Houlihan Lokey”.

Item 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)	SOURCE OF FUNDS. The information required by this Item 10(a) is incorporated by reference to the section of the Proxy Statement captioned “SUMMARY OF THE GENERAL EFFECTS OF THE REVERSE SPLIT – Financial Effect”.

(b)	CONDITIONS. None

(c)	EXPENSES. The information required by this Item 10(c) is incorporated by reference to the section of the Proxy Statement captioned “SPECIAL SUMMARY OF THE GENERAL EFFECTS OF THE REVERSE SPLIT – Financial Effect”.

(d)	BORROWED FUNDS.

(1)	The information required by this Item 10(d)(1) is incorporated by reference to the section of the Proxy Statement captioned “INFORMATION REGARDING THE COMPANY AND CERTAIN TRANSACTIONS – Certain Transactions”.

(2)	The information required by this Item 10(d)(2) is incorporated by reference to the section of the Proxy Statement captioned “INFORMATION REGARDING THE COMPANY AND CERTAIN TRANSACTIONS – Certain Transactions”.

Item 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	SECURITIES OWNERSHIP. The information required by this Item 11(a) is incorporated by reference to the section of the Proxy Statement captioned “Securities Ownership of Directors, Executive Officers and Principal Shareholders”.

(b)	SECURITIES TRANSACTIONS. The information required by this Item 11(b) is incorporated by reference to the section of the Proxy Statement captioned “INFORMATION REGARDING THE COMPANY AND CERTAIN TRANSACTIONS – Certain Transactions”.

Item 12. THE SOLICITATION OR RECOMMENDATION.

(a)	INTENT TO TENDER VOTE IN A GOING-PRIVATE TRANSACTION. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS RELATING TO THE REVERSE SPLIT – Fairness of the Reverse Split” is incorporated herein by reference.

(b)	RECOMMENDATIONS OF OTHERS. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS RELATING TO THE REVERSE SPLIT – Fairness of the Reverse Split” is incorporated herein by reference.

Item 13. FINANCIAL STATEMENTS.

(a)	FINANCIAL INFORMATION. The financial information in the Company’s Annual Report on form 10-K for the fiscal year ended May 31, 2003 is incorporated herein by reference.

(b)	PRO FORMA INFORMATION. The information set forth in the Proxy Statement under the caption “SUMMARY OF THE GENERAL EFFECTS OF THE REVERSE SPLIT – Reduction in Authorized Common Stock” is incorporated herein by reference.

Item 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED. The information required by this Item 14 is incorporated by reference to the section of the Proxy Statement captioned “SUMMARY OF THE GENERAL EFFECTS OF THE REVERSE SPLIT – Financial Effect”.

Item 15.	ADDITIONAL INFORMATION. The information set forth in the Proxy Statement and the Company’s 10-K for the fiscal year ended May 31, 2003 is incorporated by reference in this Item 15.

Item 16. EXHIBITS.

(1)	Definitive Proxy Statement filed electronically by EDGAR with the Securities and Exchange Commission on February 20, 2004.

(2)	Opinion of Houlihan Lokey Howard & Zukin, filed as Appendix A to the Preliminary Proxy Statement filed electronically by EDGAR with the Securities and Exchange Commission on September 18, 2003.

(3)	Washington State Dissenters’ Rights Statute (RCW Chapter 23B.13) filed as Appendix C to the Preliminary Proxy Statement filed electronically by EDGAR with the Securities and Exchange Commission on September 18, 2003.

(4)	Presentation of Houlihan Lokey Howard & Zukin to the Special Committee of the Board of Directors of Pacific Aerospace & Electronics, Inc. dated August 20, 2003 filed as Exhibit (4) to the 13E-3 filed electronically by EDGAR with the Securities and Exchange Commission on September 18, 2003.

(5)	5% Senior Secured Note due May 1, 2007 filed with the Securities and Exchange Commission on April 3, 2002 in the Company’s Current Report on Form 8-K.

(6)	Amendment No. 1, dated as of October 31, 2003, to the Note Purchase Agreement, dated as of March 19, 2002 by and between Pacific Aerospace & Electronics, Inc. and existing Holders of the Company’s 5% Senior Secured Notes due May 1, 2007 filed as Exhibit (6) to the Schedule 13E-3/A filed electronically by EDGAR with the Securities and Exchange Commission on December 19, 2003.

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 20, 2004

PACIFIC AEROSPACE & ELECTRONICS, INC.

By:	/s/ Donald A. Wright

Name: Donald A. Wright Title: Chief Executive Officer and President

GSCP RECOVERY, INC.

By:	/s/ Matthew C. Kaufman

Name: Matthew C. Kaufman Title: Managing Director

GSC RECOVERY II, L.P.

By:	/s/ Matthew C. Kaufman

Name: Matthew C. Kaufman Title: Managing Director

MATTHEW C. KAUFMAN

/s/ Matthew C. Kaufman

PHILIP RAYGORODETSKY

/s/ Philip Raygorodetsky

EXHIBIT INDEX

(1)	Definitive Proxy Statement filed electronically by EDGAR with the Securities and Exchange Commission on February 20, 2004.

(2)	Opinion of Houlihan Lokey Howard & Zukin, filed as Appendix A to the Preliminary Proxy Statement filed electronically by EDGAR with the Securities and Exchange Commission on September 18, 2003.

(3)
Washington State Dissenters’ Rights Statute (RCW Chapter 23B.13) filed as Appendix C to the Preliminary Proxy Statement filed electronically by EDGAR with the Securities and Exchange Commission on September 18, 2003.

(4)
Presentation of Houlihan Lokey Howard & Zukin to the Special Committee of the Board of Directors of Pacific Aerospace & Electronics, Inc. dated August 20, 2003 as Exhibit (4) to the 13E-3 filed electronically by EDGAR with the Securities and Exchange Commission on September 18, 2003.

(5)	5% Senior Secured Note due May 1, 2007 filed with the Securities and Exchange Commission on April 3, 2002 in the Company’s Current Report on Form 8-K.

(6)
Amendment No. 1, dated as of October 31, 2003, to the Note Purchase Agreement, dated as of March 19, 2002 by and between Pacific Aerospace & Electronics, Inc. and existing Holders of the Company’s 5% Senior Secured Notes due May 1, 2007 filed as Exhibit (6) to the Schedule 13E-3/A filed electronically by EDGAR with the Securities and Exchange Commission on December 19, 2003.